VK 3/18/04

A44 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

04016039

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 Cottage Way, Suite 5
(No. and Street)

Sacramento (City) CA (State) 95825 (Zip Code)

RECEIVED MAR 02 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Rudd (916) 484-7244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackstock, Carley Jon
(Name – *if individual, state last, first, middle name*)

1435 New England Drive (Address) Roseville (City) CA (State) 95661 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Rudd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planning Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Planning Corporation
Financial Statements

December 31, 2003

INDEX

Carley Blackstock, Certified Public Accountant

1435 New England Drive
Roseville, CA 95661
Phone: (916) 782-7008
Email: cblackstockcpa@yahoo.com

Independent Auditors' Report

The Board of Directors
Investment Planning Corporation
2701 Cottage Way, Suite 5
Sacramento, CA 95824

I have audited the accompanying balance sheet of Investment Planning Corporation as of December 31, 2003, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

My examinations were made in accordance with auditing standards generally accepted in the United States of America and the applicable requirements of the Securities and Exchange Commission, and accordingly, include such tests of the accounting records and other auditing procedures as I considered necessary in the circumstances. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audits provide a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Investment Planning Corporation as of December 31, 2003, and the results of its operations and changes in financial position for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Carley Blackstock

Roseville, California
February 18, 2004

Investment Planning Corporation
BALANCE SHEET
as of December 31, 2003

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	373,198
Investments	8,400
Commissions Receivable	1,437
Other Assets	931
Total current assets	383,966
EQUIPMENT (NET)	10,689
Total assets	$ 394,655

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued Payroll Taxes	1,061
Accrued Income Taxes	3,898
Total current liabilities	4,959
STOCKHOLDERS' EQUITY	
Common stock, $10 Par Value, Authorized 1,500 Shares, Outstanding 513 Shares	5,130
Capital in Excesss of Par	727
Retained earnings	383,839
Total stockholders' equity	389,696
Total liabilities and stockholders' equity	$ 394,655

The accompanying notes are an integral part of this statement.

Investment Planning Corporation
STATEMENT OF INCOME & RETAINED EARNINGS
For the year ended December 31, 2003

REVENUES	
Commissions	$ 130,390
Interest	3,539
Total revenue	133,929
OPERATING EXPENSES	
Salaries	40,772
NASD Assessment	582
Depreciation	1,775
General and Administration	42,519
	85,648
Earnings from operations	48,281
Other Income (Expense)	
Other Income	1,336
Loss on Sale of Investments	(1,455)
Unrealized Loss on Investment	(4,200)
	(4,319)
NET INCOME before tax	43,962
Income Tax (expense)	(14,421)
NET EARNINGS	$ 29,541
Retained Earnings, January 01, 2003	385,078
Cash Dividends Paid	(30,780)
Retained Earnings December 31, 2003	$ 383,839

The accompanying notes are an integral part of this statement.

Investment Planning Corporation
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2003

Balance at beginning of year	$ 390,935
Cash Dividends Paid	(30,780)
Net Earnings	29,541
Balance at end of year	$ 389,696

The accompanying notes are an integral part of this statement.

Inveatment Planning Corporation
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities:		
Net earnings (Loss)	$	29,541
Adjustments to reconcile net earnings to net cash used in operating activities:		
Depreciation		1,775
Increase in accounts receivable		(535)
Decrease in Prepaids		2,299
Increase in accrued expenses		4,152
Net cash from operating activities		37,232
Cash flows from investing activities:		
Sale of Investments		3,300
Unrealized Loss on Investment		4,200
Net cash from investing activities		7,500
Cash flows from financing activities:		
Cash Dividends Paid		(30,780)
Net cash from financing activities		(30,780)
Net change in cash		13,952
Cash at beginning of year		359,246
Cash at end of year	$	373,198
Cash paid during the year for:		
Income Taxes	$	10,524

The accompanying notes are an integral part of this statement.

Investment Planning Corporation
NOTES TO FINANCIAL STATEMENT
December 31, 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customer Funds
Investment Planning Corporation limits its activities to the sale of shares of regulated investment companies, term life insurance and annuities. The corporation handles no customer funds.

Transactions with related parties
Commissions earned and paid during the year result from efforts of the sole shareholder.

Depreciation Method
The company has adopted the method required by the Internal Revenue Service for both book and tax reporting. The amount expensed in fiscal year 2003 was $1,775.

NOTE 2: INCOME TAXES

Historically there have been only insignificant variances between book income and taxable income so there is no deferred tax calculation and the estimated actual liability is used as follows:

Federal Income Tax due	$ 9,376
State Income Tax due	5,046
Total	14,422
Less: Estimates paid	(10,524)
Total Tax Accrual	$ 3,898

NOTE 3: CONTINGENT LIABILITIES

The Corporation is contingently liable for rent due on leased office space. The lease renewal commenced on April 1, 2003 and ends on March 31, 2005. The following is the future minimum rental payments required:

Period ended	Amount due
12/31/04	$9,120
12/31/05	$2,295

Investment Planning Corporation
NOTES TO FINANCIAL STATEMENT
December 31, 2003

NOTE 4: NET CAPITAL

Regulatory provisions require Investment Planning Corporation to maintain a minimum net capital as defined in such provisions. Net capital of Investment Planning Corporation fluctuated within a narrow range last year. At December 31, 2003, computed in accordance with applicable provisions of Rule 15c 3-1 of the Securities and Exchange Act of 1934, as amended, Investment Planning Corporation had a Net Capital requirement of $5,000. Net Capital of Investment Planning Corporation at December 31, 2003 as computed below was actually $360,975. Investment Planning had no liabilities as of December 31, 2003 other than ordinary expense accruals.

Computation of Net Capital December 31, 2003

Total stockholder's equity	$389,696
Adjustments:	
Non-allowable assets	(13,057)
Net Capital	$376,639

Reconciliation of Net Capital to computation on page 10 of the form X-17A-5.

Net Capital Per Form X-17A-5 before Haircuts	$376,639

Computation of Net Capital	
Total Ownership Equity	$389,696
Adjustments	
Non-allowable Assets	(13,057)
Haircuts on Securities	(15,664)
Revised Net Capital	$360,975

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Investment Planning Corporation
2701 Cottage Way Ste 5
Sacramento CA 95825

I have examined the financial statements of Investment Planning Corporation for the year ended December 31, 2003. As part of my examination, I made a study and evaluation of the internal control accounting system to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17A-5 of the Security and Exchange Commission. The scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards, the purposes of such evaluations are to establish a basis of reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis of reporting material weaknesses in internal control.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes in judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally my management with respect to the estimates and judgements required in the preparation of the financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with such procedures may deteriorate.

Investment Planning Corporation is not engaged in a general securities business. The registrant limits its activities to the sale of shares of regulated investment companies, life insurance and annuities. In consummating these sales, the customers make their checks payable to the distributors or custodian of the fund or insurance company. Annuities, when received by the registrant are immediately delivered to the consumers in person or by mail. In mutual fund plan

accounts, the distributor or custodian holds the shares and accounts directly to the customer on a periodic basis.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth above, and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material for the size of the operation.

THE COMMISSIONER OF CORPORTIONS OF

THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO

RULES 260.241.2(b) AND 350.535.1(b)

(Executed Within the State of California)

I, William B. Rudd , certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to the best of my knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 18th day of February, 2004 at Sacramento, California.

(Signature of person signing report)

President
(Title of person signing report)

Investment Planning Corporation
(Name of Licensee)

272-7721-9
(File Number)